Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

June 28, 2005

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to your letter dated June 16, 2005 and your two questions which were:
•
Investment Securities page F-15 - “In light of the significant other-than-temporary impairment charges recorded by other holders of FNMA and FHLMC preferred shares and considering the market conditions surrounding those shares, please advise us of the following:

•	Whether the “agency preferred stock” as disclosed in the notes to your financial statements is actually FNMA or FHLMC preferred stock; and
•	If these are in fact FNMA or FHLMC preferred shares, provide any additional commentary in support of the fact that your agency preferred shares were not impaired at 12/31/03 and 12/31/04.”
•
Note 6 Goodwill and Other Intangible Assets, page F-20 - “Please tell us why it was necessary to properly record deferred taxes as goodwill in fiscal year 2003 for the acquisition of the Vail Bank building. Please tell us what specific accounting literature you relied on in determining the appropriateness of your accounting. Also, tell us what income statement line items include the write-off of this amount in fiscal year 2004.”

We appreciate that your letter and review process are designed to assist in enhancing the applicable disclosures and do acknowledge that the company is responsible for the adequacy of the disclosures, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Investment Securities
•
In relation to your first question, the agency preferred stock as disclosed in the company’s notes to the financial statements represent two issues of FHLMC Fixed Rate Preferred Stock and one issue of FNMA Floating Rate Preferred Stock. Refer to the following table for the CUSIP detail of the unrealized gain (loss) by reporting period and as of May 31, 2005:

June 28, 2005

Valuation Date	420	421	423	Net Unrealized Loss

12/31/03	(127,500)	15,000	(12,188)	(124,688)
12/31/04	(158,825)	(178,092)	(27,375)	(364,292)
5/31/05	(189,300)	(75,600)	(3,077)	(267,977)

420 CUSIP #313400855 FHLMC Fixed Rate Preferred Stock
421 CUSIP #313400822 FHLMC Fixed Rate Preferred Stock
423 CUSIP #313586869 FNMA Floating Rate Preferred Stock

•
The company reviewed the investment portfolio and particularly these preferred stock issues with its outside auditors to assure that its analysis that these securities were not permanently impaired met the requirements of EITF 03-01. The conclusion which we believe was correct and is reflected in the improvement in the values of these securities (taken as a whole) in the first five months of 2005 is also supported by the fact that both agencies have demonstrated adequate capacity to continue to pay the required dividends and have continued to improve their overall capital structure.

•	As stated in Footnote 15 of the company’s 12/31/04 10-K, “Management has the intent and the ability to hold the investments for the foreseeable future…”.
o
Ability - The company has considerable liquidity and finished 2003 and 2004 with $101 million and $35.7 million, respectively, in cash and cash equivalents. In addition, capital ratios continue to be strong. Total risk-based capital was 13.72% and 12.05% for 12/31/03 and 12/31/04, respectively. Management has the intent and the ability to hold these investments until full market value recovery is realized.

•
Management believes that the price decline in these securities from the date of purchase is directly tied to market interest rates and the perception of the existence of some credit risk in FHLMC and that this impairment is temporary.

•
Despite the negative press regarding Freddie Mac during 2003 and 2004 pertaining to accounting restatements, Management believes that Freddie Mac has the strength and the capacity to continue as a going concern and that its preferred stock value would recover.

•	The ratings on the Freddie Mac preferred stock is AA- by Standard & Poor’s.
•	Dividends on the Freddie Mac and Fannie Mae securities have remained strong at around 5 percent per year and have never been reduced.
•	The unrealized loss represented just under 9 percent of the fair market value of the company’s agency preferred stock at 12/31/04 which has further improved as of May 31, 2005 to 6%.
•	As reported by CNNMoney, the current “Analyst Consensus Recommendation” for Freddie Mac is closer to “buy” at 2.2 on a scale of 1 to 5. 1 being “Strong Buy” and 5 being “Sell”.
•
One of the company’s investment advisors, Sandler O’Neill, valued the three agency preferred stocks as of May 31, 2005 with an unrealized loss of $267,977. This is an improvement of $96 thousand or 26 percent as compared to the December 31, 2004 reported unrealized loss of $364,000.

June 28, 2005

We believe that the investments you have referenced are properly valued under GAAP. Throughout 2004 and 2005, we have had numerous discussions around EITF 03-01. Specifically, to quote parts of EITF 03-01 paragraph 10(a) and 10(b), we believe that Management not only has the “ability and intent to hold these investments for a reasonable period of time,” but Management also has sufficient evidence to indicate that “the cost of the investment is recoverable within a reasonable period of time” and Management believes that evidence outweighs evidence to the contrary.

Goodwill
•
In December 1997, Vail Banks, Inc. completed a tax-free merger with the Vail Bank building partnership. At the time of the merger, the company did not recognize deferred taxes resulting from the difference between the book and tax basis of the building. The purchase price was determined based on an appraisal of the net assets acquired. The cost of the assets was used for the tax basis.

•
In the fourth quarter of 2003, management performed a valuation analysis of the Vail Bank building and concluded that the company should have recognized a deferred tax liability for the “step up” in the book basis of the building of $788 thousand. The offset to this deferred tax liability was to goodwill. The entry to goodwill was made net of the calculated amortization of goodwill that would have been recognized since the merger through January 1, 2002 (the company’s adoption of FAS 142, which eliminated the amortization of goodwill) and the offsetting entry to deferred tax liability. These entries were posted in the fourth quarter of 2003.

•
The materiality of this transaction was reviewed with the outside auditors and determined that the amortization expense pertaining to this goodwill, had it been booked in 1997, was immaterial each year to the results of operations and to the financial statements taken as a whole for said reporting periods.

•	Accounting literature relied on for the deferred tax treatment was FAS 109 (Accounting for Income Taxes).
•
In March 2004, the company recognized a gain on the sale of the Vail Bank building in the amount of $1.7 million (pre-tax) and at the same time, the goodwill was written-off. The write-off of goodwill was netted within “other non-interest income”. In the company’s “Management’s Discussion and Analysis” section within the 2004 Annual Report, Management has broken out “total non-interest income” and disclosed the $1.7 million gain as a separate line item. The write-off of the goodwill is included within this line item.

We would be pleased to discuss this response with you if you have further questions. Please call me at (970) 328-9711. Also, we would appreciate it if future correspondence could be faxed to my attention at (970) 328-9704.

Sincerely,

/s/ Brady Burt
Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:       E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank